Exhibit 12.1

Kraft Foods Group, Inc.

Statement Re: Computation of Earnings to Fixed Charges

	Six Months Ended June 30,	Fiscal Year Ended December 31,
	2012	2011	2010	2009	2008	2007
		(In millions, except ratios)
Earnings from continuing operations before income taxes	$1,636	$2,969	$2,997	$2,988	$2,181	$2,458
Add / (Deduct):
Fixed charges	43	67	65	96	80	70
Interest capitalized, net of amortization	2	1	1	—	(2)	(2)

Earnings available for fixed charges	$1,681	$3,037	$3,063	$3,084	$2,259	$2,525

Fixed charges:
Interest expense(a)	$23	$10	$8	$35	$26	$21
Capitalized interest	—	1	1	2	3	5

	23	11	9	37	29	26
Portion of rent expense deemed to represent interest factor	20	56	56	59	51	44

Fixed charges	$43	$67	$65	$96	$80	$70

Ratio of earnings to fixed charges	39.1	45.3	47.1	32.1	28.2	36.1

Notes:

(a)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.